SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 3)(1)

                            NETWORK PERIPHERALS INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64121R100
                                 --------------
                                 (CUSIP Number)

                                    Copy to:
Seneca Ventures                           Stephen A. Cohen, Esq.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545                750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   - 1 of 21 -

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                         Woodland Venture Fund
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         554,000 shares                       4.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         742,000 shares                       6.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         554,000 shares                       4.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         742,000 shares                       6.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,296,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   10.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   PN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -2 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                         Woodland Partners
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         310,000 shares                       2.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         986,000 shares                       8.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         310,000 shares                       2.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         986,000 shares                       8.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,296,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   10.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   PN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -3 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                            Seneca Ventures
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         307,000 shares                       2.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         989,000 shares                       8.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         307,000 shares                       2.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         989,000 shares                       8.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,296,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   10.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   PN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -4 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                         Woodland Services Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*              OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         0 shares                               0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         1,296,000 shares                    10.5%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         0 shares                               0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         1,296,000 shares                    10.5%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,296,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   10.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   CO
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -5 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                            Barry Rubenstein

--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, 00
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         110,000 shares                       0.9%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         1,186,000 shares                     9.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         110,000 shares                       0.9%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         1,186,000 shares                     9.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,296,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   10.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -6 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                           Marilyn Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*              00
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         0 shares                               0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         1,296,000 shares                    10.5%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         0 shares                               0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         1,296,000 shares                    10.5%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,296,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   10.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    -7 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |           The Marilyn and Barry Rubenstein Family Foundation
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*              OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         15,000 shares                        0.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         0 shares                               0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         15,000 shares                        0.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         0 shares                               0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               15,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    0.1%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   OO
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    -8 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                            Brian Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*              OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         0 shares                               0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         15,000 shares                        0.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         0 shares                               0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         15,000 shares                        0.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               15,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    0.1%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    -9 of 21-

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | I.R.S. Identification Nos of Above Person (Entities Only)
   |                           Rebecca Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*              OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         0 shares                               0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         15,000 sharess                       0.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         0 shares                               0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         15,000 shares                        0.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               15,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    0.1%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                   IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -10 of 21-

        This statement, dated June 30, 1998, constitutes Amendment No. 3 to the
Schedule 13D, dated May 30, 1996, regarding the reporting persons' ownership of certain securities of Network Peripherals Inc. (the "Issuer"). This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule. This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.                    Identity and Background

         1.       (a)      Barry Rubenstein, a general partner of Woodland
Partners, Seneca Ventures, and Woodland Venture Fund, and one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.
                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545
                  (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

                           Barry Rubenstein is the husband of Marilyn Rubenstein
and the father of Brian Rubenstein and Rebecca Rubenstein.

         2.       (a)      Marilyn Rubenstein, a general partner of Woodland
Partners, and one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.
                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545
                  (c)      Principal Occupation: Housewife
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

                           Marilyn Rubenstein is the wife of Barry Rubenstein
and the mother of Brian Rubenstein and Rebecca Rubenstein.

         3.       (a)      The Marilyn and Barry Rubenstein Family Foundation,
an organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").


                                   -11 of 21-

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545
                  (c)      Principal Business: Charitable Foundation.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

                           Barry Rubenstein, Marilyn Rubenstein, Brian
Rubenstein and Rebecca Rubenstein are the Trustees of the Foundation.

         4.       (a)      Brian Rubenstein, one of the Trustees of The Marilyn
and Barry Rubenstein Family Foundation.
                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545
                  (c)      Principal Occupation: Research Analyst
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States.

                           Brian Rubenstein is the son of Barry Rubenstein and
Marilyn Rubenstein.

         5.       (a)      Rebecca Rubenstein, one of the Trustees of The
Marilyn and Barry Rubenstein Family Foundation.
                  (b)      Address:
                                    300 East 75th Street
                                    New York, New York 10021
                  (c)      Principal Occupation: Teacher
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States.

                           Rebecca Rubenstein is the daughter of Barry
Rubenstein and Marilyn Rubenstein.

ITEM 3.           Source and Amounts of Funds or Other Consideration

                  The partnerships obtained funds for the purchase of the additional shares of Common Stock from their respective working capital and/or other funds, the Foundation obtained funds for the purchase of the shares of Common Stock from its other funds, and the Barry Rubenstein Rollover IRA obtained funds for its purchase of the additional shares of Common Stock from its other funds.


                                   -12 of 21-

                  The amount of funds used in making the purchases of the shares of Common Stock in the over-the-counter market are set forth below:

                  Name                                   Amount of Consideration
                  ----                                   -----------------------
                  Woodland Venture Fund                         $767,125
                  Woodland Partners                             $ 72,500
                  Seneca Ventures                               $564,813
                  Barry Rubenstein Rollover IRA                 $ 72,500
                  The Marilyn and Barry Rubenstein Family
                     Foundation                                 $109,375


ITEM 4.           Purpose of Transaction.

                  The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.


ITEM 5.           Interests in Securities of the Issuer.

                  (a) The following list sets forth the aggregate number and percentage (based on 12,288,759 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 30, 1998:


                                   -13 of 21-

                                          Shares of         Percentage of Shares
                                        Common Stock           of Common Stock
Name                                 Beneficially Owned      Beneficially Owned
----                                 ------------------      ------------------
Woodland Venture Fund                    1,296,000(2,6)             10.5%
Woodland Partners                        1,296,000(3,6)             10.5%
Seneca Ventures                          1,296,000(4,6)             10.5%
Woodland Services Corp.                  1,296,000(5,6)             10.5%
Barry Rubenstein                         1,296,000(6)               10.5%
Marilyn Rubenstein                       1,296,000(6)               10.5%
The Marilyn and Barry Rubenstein
  Family Foundation                         15,000                   0.1%
Brian Rubenstein                            15,000(6)                0.1%
Rebecca Rubenstein                          15,000(6)                0.1%

                  (b) The Fund has sole power to vote and to dispose of 554,000 shares of Common Stock representing approximately 4.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 742,000 shares of Common Stock representing approximately 6.0% of the outstanding Common Stock.

                  Partners has sole power to vote and to dispose of 310,000 shares of Common Stock representing approximately 2.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 986,000 shares of Common Stock representing approximately 8.0% of the outstanding Common Stock.

                  Seneca has sole power to vote and to dispose of 307,000 shares of Common Stock representing approximately 2.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 989,000 shares of Common Stock representing approximately 8.0% of the outstanding Common Stock.

                  Services may be deemed to have shared power to vote and to dispose of 1,296,000 shares of Common Stock representing approximately 10.5% of the outstanding Common Stock.

--------
   (2) The Fund disclaims beneficial ownership of 310,000 shares of Common Stock owned by Partners, 307,000 shares of Common Stock owned by Seneca, 110,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, and 15,000 shares of Common Stock owned by the Foundation.
   (3) Partners disclaim beneficial ownership of 554,000 shares of Common Stock owned by the Fund, 307,000 shares of Common Stock owned by Seneca, 110,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, and 15,000 shares of Common Stock owned by the Foundation.
   (4) Seneca disclaims beneficial ownership of 307,000 shares of Common Stock owned by Partners, 554,000 shares of Common Stock owned by the Fund, 110,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, and 15,000 shares of Common Stock owned by the Foundation.
   (5) Services disclaims beneficial ownership of 310,000 shares of Common Stock owned by Partners, 110,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, and 15,000 shares of Common Stock owned by the Foundation.
   (6) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.


                                   -14 of 21-

                  Barry Rubenstein, by virtue of being a general partner of Seneca, Partners and the Fund, and a Trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 1,186,000 shares of Common Stock representing approximately 9.7% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 110,000 shares of Common Stock currently held in his Rollover IRA account representing approximately 0.9% of the outstanding Common Stock.

                  Marilyn Rubenstein, by virtue of being a general partner of Partners, a Trustee of the Foundation and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 1,296,000 shares of Common Stock representing approximately 10.5% of the outstanding Common Stock.

                  The Foundation has sole power to vote and to dispose of 15,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

                  Brian Rubenstein, by virtue of being a Trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 15,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

                  Rebecca Rubenstein, by virtue of being a Trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 15,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

                  (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from April 30, 1998 through June 30, 1998, inclusive.

                          Purchase or      Number of Shares          Purchase or
Name of Shareholder        Sale Date        Purchased or (Sold)      Sale Price
-------------------       -----------      --------------------      -----------
Seneca Ventures              6/30/98              50,000                $5.00
                             6/30/98              25,000                 5.06
Woodland Venture Fund        6/30/98              50,000                 5.00
                             6/30/98              25,000                 5.06

                  The reporting persons acquired the shares of Common Stock in the over-the-counter market.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.


                                   -15 of 21-

                  (e) Not applicable.

ITEM 7.           Material to be Filed as Exhibits

                  Exhibit A. - Agreement, effective as of June 30, 1998, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                  Exhibit B. - Power of Attorney, dated June 30, 1998, appointing Barry Rubenstein as attorney-in-fact for Brian Rubenstein.

                  Exhibit C. - Power of Attorney, dated June 30, 1998, appointing Barry Rubenstein as attorney-in-fact for Rebecca Rubenstein.


                                   -16 of 21-

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:  July 7, 1998
                                    Barry Rubenstein
                                    --------------------------------------------
                                    Barry Rubenstein, individually, as General
                                    Partner on behalf of Woodland Partners,
                                    Seneca Ventures, and Woodland Venture Fund, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation



                                    Marilyn Rubenstein
                                    --------------------------------------------
                                    Marilyn Rubenstein



                                            *
                                    --------------------------------------------
                                    Brian Rubenstein



                                            *
                                    --------------------------------------------
                                    Rebecca Rubenstein



*By: Barry Rubenstein
     ----------------

Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   -17 of 21-

                                                                       Exhibit A

                       AGREEMENT PURSUANT TO RULE 13d l(f)
                    OF THE SECURITIES AND EXCHANGE COMMISSION

            AGREEMENT, to be effective as of June 30, 1998 among SENECA VENTURES, with its principal office at 68 Wheatley Road, Brookville, New York 11545, WOODLAND VENTURE FUND, with its principal office at 68 Wheatley Road, Brookville, New York 11545, WOODLAND PARTNERS, with its principal office at 68 Wheatley Road, Brookville, New York 11545, BARRY RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545, MARILYN RUBENSTEIN, residing 68 Wheatley Road, Brookville, New York 11545 WOODLAND SERVICES CORP., with its principal office at 68 Wheatley Road, Brookville, New York 11545, THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION, with its principal office at 68 Wheatley Road, Brookville, New York 11545, BRIAN RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545 and REBECCA RUBENSTEIN, residing at 300 East 75th Street, New York, New York 10021.

            WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by ss.13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and

            WHEREAS, Rule 13D-1(f) promulgated by the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;

            NOW THEREFORE, it is hereby agreed as follows:

            1. Each party hereto agrees that it will file all statements and reports required under ss.13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.

            2. Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to NETWORK PERIPHERALS INC., and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.

            3. Unless sooner terminated as provided in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

            4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.


                                   -18 of 21-

            IN WITNESS WHEREOF, we have executed this Agreement with the intention that it shall be binding upon us as of the day and year set forth above.

Date:  July 7, 1998
                                    Barry Rubenstein
                                    --------------------------------------------
                                    Barry Rubenstein, individually, as General
                                    Partner on behalf of Woodland Partners,
                                    Seneca Ventures, and Woodland Venture Fund, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation



                                    Marilyn Rubenstein
                                    --------------------------------------------
                                    Marilyn Rubenstein



                                            *
                                    --------------------------------------------
                                    Brian Rubenstein



                                            *
                                    --------------------------------------------
                                    Rebecca Rubenstein



*By: Barry Rubenstein
     ----------------

Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   -19 of 21-

                                                                       Exhibit B

            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

            IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of June, 1998.



                                               Brian Rubenstein
                                               ---------------------------------
                                               Brian Rubenstein


                                   -20 of 21-

                                                                       Exhibit C


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

            IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of June, 1998.



                                               Rebecca Rubenstein
                                               ---------------------------------
                                               Rebecca Rubenstein

                                   -21 of 21-